Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES YEAR END FINANCIAL RESULTS

October 2, 2012

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) has announced its financial results for the year ended June 30, 2012. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with International Financial Reporting Standards. Kimber’s audited consolidated financial statements, management’s discussion & analysis and annual report on Form 20-F for the year ended June 30, 2012 are now available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.

Kimber’s net loss for the fiscal year ended June 30, 2012 was $3,566,641 or $0.04 per common share compared with a net loss of $2,967,411 or $0.04 loss per share for the year ended June 30, 2011. The principal reasons for the increase in net loss were increases in salaries and benefits, including share-based compensation charges, and increased legal and consulting fees.

Kimber’s net assets increased by $4,904,889 during the year ended June 30, 2012 mainly from cash received through shares issued in a financing. In addition, expenditures related mainly to exploration and technical advancement at Monterde were capitalized as mineral interests.

“During the year ended June 30, 2012, Kimber completed a 54,000 metre drill program at Monterde, using mainly diamond core drills, with a number of drill holes intercepting high-grade gold-silver mineralization below the existing mineral resource at Carmen as well as new structures to the north-east of Carmen,” reported Gordon Cummings, President and CEO of Kimber Resources. “Kimber is nearing the completion of its updated mineral resource estimate for the Carmen Deposit and will provide an update following its completion.”

Selected annual information

The following information is for the fiscal years ended June 30, 2012 and 2011:

	2012	2011
Results of operations
Net loss	$(3,566,641)	$(2,967,411)
Net loss per share – basic and diluted	$(0.04)	$(0.04)

Net cash used in operations	$(2,599,147)	$(2,109,505)
Net cash used in investing activities	(11,890,080)	(5,591,876)
Net cash provided by financing activities	$7,611,701	$11,706,094

Financial position
Current assets	$3,243,348	$9,607,731

Mineral interests	58,966,941	48,839,128
Total assets	62,808,643	58,995,943
Current liabilities	822,827	1,915,016
Total liabilities	822,827	1,915,016
Shareholder’s equity	61,985,816	57,080,927

Working capital	$2,420,521	$7,692,715

The net losses for Kimber in the fiscal years ended June 30, 2012 and 2011 include non-cash charges for stock-option compensation of $857,533 in 2012 and $688,535 in 2011.

Kimber further announced, as required by the NYSE MKT company guide section 610(b), that its financial statements for the fiscal year ended June 30, 2012, included in Kimber's annual report on form 20-F recently filed on SEDAR and EDGAR, contained a going concern explanatory paragraph following the opinion paragraph. This announcement does not represent any change or amendment to Kimber’s financial statements or to its annual report on form 20-F for the fiscal year ended June 30, 2012.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the 2011 Preliminary Economic Assessment for Monterde represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geology
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred resources to measured and indicated resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project . When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred resources in the Preliminary Economic Assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as filed on September 28, 2012. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. David Hembree, P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Hembree, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.